FOR IMMEDIATE RELEASE		             Contacts:		Jill Burchill
                            								Chief Financial Officer
January 11, 2000						              507/663-8294
Sheldahl, Inc.						                jill.burchill@sheldahl.com
1150 Sheldahl Road
Northfield, MN  55057           				Jennifer Weichert
                            		 					Weichert Financial Relations, Inc.
                             							612/839-9871
                             							weichertfr@aol.com


                    SHELDAHL, INC. SECURES
                  $1.8 MILLION IN NEW CAPITAL

Northfield, MN, January 11, 2000 - Sheldahl, Inc. (Nasdaq: SHEL) today announced the infusion of $1.8 million in exchange for new preferred equity from two of its current shareholders. Molex Incorporated (Nasdaq: MOLX, MOLXA) is the lead investor, subscribing to purchase $1.3 million of this new equity. The $1.8 capital infusion will occur this month and will be used for
general working capital purposes.   Both investors have expressed interest in
further investments in the future. Additional investments are subject to NASDAQ rules and regulations.

Terms on this new Series F 5% Convertible Preferred Stock call for a conversion price of $5.46 per share and include warrants to purchase 55,800 shares of the Company's common stock at the conversion price.

Molex Incorporated Chief Executive Officer, Fred Krehbiel, stated, "This latest round of investment and commitment to Sheldahl is indicative of our continuing confidence in the Company and its future. We are pleased with the growth and improvements made in the core business. We stand by Sheldahl as a major long-time customer, market partner and investor."

Edward L. Lundstrom, President and Chief Executive Officer, commented, "The long standing and positive relationship between the two companies, which have accomplished business together over the past 10 years, is indicative of Molex's management's belief and confidence in Sheldahl's strategic direction. We welcome this additional investment in Sheldahl and believe this strengthened relationship will ultimately benefit both companies."

In July 1998, Molex and Sheldahl formed Origin, a joint venture of the two companies to design, market and assemble modular interconnect systems products for the automotive industry. The joint venture is owned 60% by Molex and 40% by Sheldahl. Molex also was the lead investor in a July 1998 private placement offering by Sheldahl and today owns approximately 4% of Sheldahl's outstanding common stock. After any future conversion of the preferred shares just purchased, coupled with future conversion of the preferred shares purchased in July 1998, Molex would own approximately 19% of Sheldahl common stock.

Sheldahl is a leading producer of high-density substrates, high-quality flexible printed circuitry, and flexible laminates primarily for sale to the automotive electronics and data communications markets. The Company, which is headquartered in Northfield, Minnesota, has operations in Northfield; Longmont, Colorado; Detroit, Michigan; South Dakota; Toronto, Ontario, Canada; Philippines; and Chihuahua, Chih. Mexico. Its sales offices are located in Hong Kong, China; Singapore; and Mainz, Germany. Sheldahl's common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol: SHEL. Sheldahl news and information can be found on the World Wide Web at http://www.sheldahl.com.

Molex Incorporated is a 60 year-old manufacturer of electronic, electrical and fiber optic interconnection products and systems, switches and application tooling. Based in Lisle, Illinois, USA, the Company operates 47 manufacturing facilities in 21 countries and employs more than 12,000 people. Revenues for the fiscal year ended June 30, 1999, were $1.7 billion.

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